Rainy River Forest Products Inc.
                         Consolidated Balance Sheets (Note 1)
                          (in thousands of Canadian dollars)


                                                         December 31
                                                      1994         1993

Assets

Current assets
  Cash and short-term investments                  $   71,547   $    5,371
  Accounts receivable
    Trade                                              99,733       13,939
    Boise Cascade Corporation and affiliated
      companies (Note 13)                              18,070       35,442
  Inventories (Note 4)                                 43,946       41,379
  Income tax refunds receivable                          -          10,351
  Other                                                 1,646        1,261
                                                   __________   __________
    Total current assets                              234,942      107,743
                                                   __________   __________

Property
  Property and equipment                            1,182,658      988,819
  Accumulated depreciation                           (474,481)    (432,762)
                                                   __________   __________
    Net property and equipment (Notes 5 and 8)        708,177      556,057
Other assets (Note 6)                                  49,613       45,790
                                                   __________   __________

Total assets                                       $  992,732   $  709,590


                           Approved by the Board



(Signed) Martin J. O'Brien                         (Signed) Donald S. Macdonald
Director                                           Director


The accompanying notes are an integral part of these Consolidated Financial Statements.

                           Rainy River Forest Products Inc.
                         Consolidated Balance Sheets (Note 1)
                          (in thousands of Canadian dollars)


                                                        December 31
                                                      1994         1993
Liabilities and Capital

Current liabilities
  Accounts payable and accrued liabilities
    Trade                                          $   90,142   $   65,467
    Boise Cascade Corporation and affiliated
      companies (Note 13)                              32,744        3,307
                                                   __________   __________
    Total current liabilities                         122,886       68,774
                                                   __________   __________

Long-term debt (Note 8)                               154,301      172,094
Deferred taxes (Note 7)                                77,026      102,660
Advances from Boise Cascade Corporation (Note 13)        -          15,432
Other long-term liabilities                               438        2,725

Capital
  Convertible subordinated debentures (Note 11)       210,000         -
                                                   __________   __________
  Owners' equity
    Share capital (Note 12)                           215,886       14,489
    Equity invested                                   210,301      330,650
    Cumulative translation account                      1,894        2,766
                                                   __________   __________
  Total owners' equity                                428,081      347,905
                                                   __________   __________

Total liabilities and capital                      $  992,732   $  709,590


The accompanying notes are an integral part of these Consolidated Financial Statements.

                           Rainy River Forest Products Inc.
                    Consolidated Statements of Operations (Note 1)
             (in thousands of Canadian dollars, except per share amounts)


                                             Year ended December 31
                                           1994       1993       1992

Sales
  Manufactured products                  $496,653   $447,629   $425,233
  Brokered products (Notes 1 and 13)       54,926        -         -
                                         ________   ________   ________
                                          551,579    447,629    425,233
                                         ________   ________   ________
Cost of products sold
  Manufactured products                   479,201    440,642    434,121
  Brokered products                        52,374       -          -
Selling, general, and administrative
  expenses                                 18,921     18,999     19,175
Depreciation (Note 2)                      42,030     39,838     37,183
Other (income) expense, net (Note 3)       (1,755)    (1,490)     1,397
                                         ________   ________   ________
                                          590,771    497,989    491,876
                                         ________   ________   ________

Loss from operations                      (39,192)   (50,360)   (66,643)

Interest expense                          (17,008)    (6,894)    (5,970)
Interest income                             2,634      1,544      6,770
Foreign exchange loss (Note 8)            (11,322)    (4,437)    (1,706)
                                         ________   ________   ________
Loss before income taxes                  (64,888)   (60,147)   (67,549)

Credit for income taxes (Note 7)          (21,013)   (20,364)   (24,179)
                                         ________   ________   ________

Net loss                                 $(43,875)  $(39,783)  $(43,370)

Net loss per share (Note 12)               $(1.81)    $(1.92)    $(2.09)


The accompanying notes are an integral part of these Consolidated Financial Statements.

                           Rainy River Forest Products Inc.
           Consolidated Statements of Changes in Financial Position (Note 1)
                          (in thousands of Canadian dollars)


                                                          Year ended December 31
                                                        1994       1993       1992

Operating activities
Cash provided by (used for) operations
  Net loss                                            $(43,875)  $(39,783)  $(43,370)
  Adjustments to reconcile net loss to cash
    provided by (used for) operations
      Depreciation                                      42,030     39,838     37,183
      Deferred taxes                                   (22,423)   (20,921)    (3,271)
      Amortization and other (Note 2)                   10,841      3,767      3,600
                                                      ________   ________   ________
                                                       (13,427)   (17,099)    (5,858)
  Changes in assets and liabilities, net of
    effects of foreign currency adjustments
      (Increase) decrease in accounts receivable       (65,855)     2,127    (14,275)
      (Increase) decrease in inventories                (2,101)    (3,828)     1,362
      Increase in accounts payable and
         accrued liabilities                            51,573        562     17,700
      Increase in prepaid pension costs                 (2,313)    (3,909)      (938)
      Income taxes                                       7,324     11,608     (2,773)
  Other, net                                            (1,252)       869      1,160
                                                      ________   ________   ________
Net cash used for operations                           (26,051)    (9,670)    (3,622)
                                                      ________   ________   ________

Investing activities
  Capital expenditures                                (104,257)   (62,842)   (44,924)
  Purchase of deink facility (Note 1)                  (83,042)      -          -
  Distributions from (investments in) equity
    investment                                           5,736     (1,609)    (3,799)
  Other, net                                            (3,083)     1,315      2,231
                                                      ________   ________   ________
Net cash used in investing activities                 (184,646)   (63,136)   (46,492)
                                                      ________   ________   ________

Financing activities
  Advances from (to) Boise Cascade Corporation         (15,432)    11,395      1,498
  Capital contribution from (repayment to)
    Boise Cascade Corporation (Note 1)                 (76,474)    36,121     18,021
  Issuance of common shares, net                       201,397       -          -
  Issuance of convertible subordinated debentures      210,000       -          -
  Issuance of long-term debt                           148,500     26,476     31,787
  Payment of long-term debt                           (172,094)      -          -
  Cost of issuance of convertible subordianted
    debentures and debt                                (19,283)      -          -
                                                      ________   ________   ________
Net cash provided by financing activities              276,614     73,992     51,306
                                                      ________   ________   ________
Effect of exchange rate changes on
  cash and short-term investments                          259       -          -
                                                      ________   ________   ________
Net increase in cash and short-term investments         66,176      1,186      1,192

Cash and short-term investments at beginning of year     5,371      4,185      2,993
                                                      ________   ________   ________

Cash and short-term investments at end of year        $ 71,547   $  5,371   $  4,185


The accompanying notes are an integral part of these Consolidated Financial
Statements.

                           Rainy River Forest Products Inc.
                  Consolidated Statements of Owners' Equity (Note 1)
                          (in thousands of Canadian dollars)


                                                Year ended December 31
                                              1994       1993       1992

Share capital at beginning of year          $ 14,489   $ 14,489   $ 14,489
Issuance of common shares, net (Note 12)     201,397       -          -
                                            ________   ________   ________

Share capital at end of year                $215,886   $ 14,489   $ 14,489

Equity invested at beginning of year        $330,650   $333,283   $357,997
Capital contributions (reductions):
  Contribution to effect Boise Cascade's
    purchase of a 50% interest in a
    deinked recycled pulp facility at
    Tacoma, Washington (Note 1)               83,042       -          -
  Acquisition of paper mill (Note 1)        (186,096)      -          -
  Intercompany payable to Boise Cascade
    Corporation and other (Note 13)           26,580     37,150     18,656
                                            ________   ________   ________
                                             (76,474)    37,150     18,656
  Net loss                                   (43,875)   (39,783)   (43,370)
                                            ________   ________   ________

Equity invested at end of year (Note 12)    $210,301   $330,650   $333,283

Foreign currency translation account
  at beginning of year                      $  2,766   $  1,800   $ (1,663)
Adjustment from translation of foreign
  currency statements and related long-term
  debt (Notes 2 and 8)                          (872)       966      3,463
                                            ________   ________   ________
Foreign currency translation account at
  end of year                               $  1,894   $  2,766   $  1,800

Owners' equity at end of year               $428,081   $347,905   $349,572


The accompanying notes are an integral part of these Consolidated Financial Statements.

                             AUDITORS' REPORT


To the Shareholders of Rainy River Forest Products Inc.:

     We have audited the consolidated balance sheets of Rainy River Forest Products Inc. as at December 31, 1994 and 1993 and the consolidated statements of operations, changes in financial position and owners' equity for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1994 and 1993 and the results of its operations and the changes in its financial position for each of the years in the three-year period ended December 31, 1994, in accordance with generally accepted accounting principles in Canada.



Winnipeg, Canada
January 12, 1995                                   Arthur Andersen & Co.

                     Rainy River Forest Products Inc.
                Notes to Consolidated Financial Statements
                           (in Canadian dollars)


1. COMPANY BACKGROUND AND BASIS OF PRESENTATION

Rainy River Forest Products Inc. (the "Company"), formerly named Boise Cascade Canada Ltd., is a major producer and seller of uncoated groundwood papers and newsprint. It owns and operates an uncoated groundwood papers and kraft pulp mill at Fort Frances, Ontario, and newsprint mills at Kenora, Ontario, and Tacoma, Washington (the "West Tacoma mill"). Effective as of October 13, 1994, the Company concluded an exclusive newsprint marketing agreement with Boise Cascade Corporation ("Boise Cascade") to purchase, at a brokerage discount for resale to customers of the Company, all of the newsprint produced at Boise Cascade's mill located at DeRidder, Louisiana.

Prior to October 13, 1994, the Company was a wholly-owned subsidiary of Boise Cascade. On October 13, 1994, the Company completed the sale of 140,000 units ($420,000,000) in an initial public offering, primarily in Canada, at a price of $3,000 per unit. Each unit consisted of 100 common shares at $15 per share (see Note 12) and 15 convertible subordinated debentures at $100 per debenture. The aggregate of $210,000,000 of debentures sold bear interest at 8% per year, mature on October 15, 2004, and are convertible at any time prior to redemption or maturity into 5.7971 common shares for each debenture, representing a conversion price of $17.25 per common share (see Note 11). A concurrent sale of US$110,000,000 of senior secured notes was made in a public offering in the United States. The notes mature on October 15, 2001, bear interest at 10.75%, and are redeemable commencing October 15, 1999 (see Note 8). The proceeds from the public offerings were used primarily to purchase the West Tacoma mill from Boise Cascade and to pay indebtedness to Boise Cascade and others (see
Note 8).

The West Tacoma mill includes a deinked recycled pulp facility which commenced operation in August 1993. The deinked pulp facility was owned by an unconsolidated 50/50 venture between Boise Cascade and a third party until April 30, 1994, at which time Boise Cascade purchased the third-party interest. That purchase resulted in consolidation of the deinked facility with the West Tacoma mill, including $83,095,000 attributable to property and equipment and $2,435,000 for accounts receivable and other assets. Liabilities assumed included $2,488,000 of accounts payable and accrued liabilities, and a capital contribution from Boise Cascade of $83,042,000 was recorded. The West Tacoma mill was acquired from Boise Cascade on September 28, 1994. The cost of that acquisition was reflected as a reduction in the Company's equity because the assets and liabilities of the West Tacoma mill had previously been included in the Company's financial statements in accordance with the accounting method described below.

For the periods prior to October 13, 1994, the financial statements were prepared on a basis similar to a pooling of interest to include the historical financial records of the Company and Boise Cascade's historical records for the West Tacoma mill and a deinked recycled pulp facility. The financial statements are intended to represent the operations of the described facilities as though they had been carried on as a separate consolidated entity. For the periods prior to October 13, 1994, the financial statements may not necessarily be representative of results that would have been attained if the above facilities had operated within a separate consolidated entity. For the period subsequent to October 13, 1994, the financial statements include brokerage sales and related cost of sales attributable to a marketing agreement applicable to the sale of newsprint produced at DeRidder, Louisiana. No such related activity has been included for the periods prior to that date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the results of the Company and its subsidiaries after elimination of intercompany balances and transactions. The deinked recycled pulp facility discussed previously was accounted for on the equity basis prior to Boise Cascade's purchase of the third party interest and has been consolidated with the West Tacoma mill since that purchase.

Net Loss per Share. The net loss per share was determined by dividing the reported net loss by the weighted average number of shares outstanding after giving retroactive effect to the stock split that is described in
Note 12. For purposes of calculating net loss per share, the non-voting equity shares held by Boise Cascade (see Note 12) are considered to be equivalent to the Company's common shares. The 1994 net loss per share, assuming full dilution attributable to the 8% convertible subordinated debentures and outstanding stock options, has not been shown because an assumed conversion of that debt or exercise of those options would have reduced the net loss per share reported. The Company had no dilutive securities prior to the October 13, 1994, initial public offerings.

Foreign Currency Translation. Income and expense items attributable to operations located in Canada that are denominated in foreign currencies are translated into Canadian dollars at average exchange rates prevailing during the year. Foreign currency denominated assets and liabilities are translated at exchange rates prevailing at the balance sheet date, and translation exchange gains and losses, with the exception of the gains or losses arising from the translation of foreign currency denominated long-term debt, are included in income as they occur. The US$110,000,000 senior secured notes are considered to be an effective hedge of the Company's net investment in its U.S. subsidiary, which among other things, owns the West Tacoma mill. Accordingly, the gains or losses arising from the translation of this foreign currency denominated long-term debt are deferred as a component of the "Cumulative translation account" on the Balance Sheets.

Income and expense items attributable to operations in the United States, all of which are considered to be self-sustaining, are translated into Canadian dollars at average exchange rates prevailing during the year. Assets and liabilities are translated at year-end exchange rates. Capital contributions and reductions are translated at the exchange rate prevailing at the date of the applicable transaction. Foreign exchange adjustments arising from this translation process are deferred and included in the "Cumulative translation account" on the Balance Sheets.

Inventories. Inventories are valued at the lower of average cost and net realizable value after provision for slow-moving or obsolete items.

Financing Costs. Costs incurred in connection with the issuance of convertible subordinated debentures and senior secured notes were capitalized and are being amortized over a five-year period. Share capital on the Balance Sheet for December 31, 1994, is shown net of the costs of issuance.

Property. Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and includes capitalized interest associated with significant capital additions. Depreciation at pulp and paper mills is determined by the units-of-production method, and other operations use the straight-line method. Estimated service lives of principal items of property and equipment range from 20 to 40 years. In 1994, depreciation rates applied to certain manufacturing assets were adjusted in order to more closely approximate their anticipated lives. The revised rates, which are comparable with general practice in the forest products industry, resulted in a net reduction in depreciation expense for the year ended December 31, 1994, of $5,762,000. The pulp and paper mills use group depreciation methods and include gains and losses from partial sales and retirements in accumulated depreciation. Gains and losses at other operations are included in income as they occur.

Environmental Remediation and Compliance. Environmental expenditures resulting in additions to property and equipment that increase useful lives are capitalized, while other environmental expenditures are charged to expense. Liabilities are recorded when assessments and/or remedial efforts are probable and the cost can be reasonably estimated (see Note 9).

Pensions. The Company uses the projected benefit approach allocated on years of service to determine the cost of pension benefits earned by its employees. Pension expense includes benefits earned by employees during the year, interest on the actuarial surplus or unfunded liability, amortization of experience gains or losses and amortization of the actuarial surplus or unfunded liability over the estimated remaining service life of the employees.

3. OTHER INCOME AND EXPENSE

"Other (income) expense, net" on the Statements of Operations includes gains and losses on the sale and disposition of property, equity in earnings of an unconsolidated 50% owned deinked recycled pulp facility until April 30, 1994, when the third party interest was acquired, and other miscellaneous items.

4.   INVENTORIES

Inventories include the following:
                                                         December 31
                                                      1994         1993
                                                  (expressed in thousands)

Finished goods and work in process                  $  4,519     $  6,250
Supplies                                              28,732       26,407
Raw materials                                         10,695        8,722
                                                    ________     ________
                                                    $ 43,946     $ 41,379

5.   PROPERTY

Property includes the following:

                                                         December 31
                                                     1994         1993
                                                  (expressed in thousands)

Land and land improvements                        $   17,052   $   16,431
Buildings and improvements                           214,313      177,287
Machinery and equipment                              851,897      730,262
Construction in progress                              99,396       64,839
                                                  __________   __________
                                                   1,182,658      988,819
Less accumulated depreciation
  Buildings and improvements                         (87,416)     (81,154)
  Machinery and equipment                           (387,065)    (351,608)
                                                  __________   __________
                                                    (474,481)    (432,762)
                                                  __________   __________
Net property and equipment                        $  708,177   $  556,057

Interest capitalized during the year ended December 31, 1994, was $484,000, compared with $199,000 in 1993.

6.   OTHER ASSETS

Other long-term noncurrent assets include the following:

                                                          December 31
                                                      1994         1993
                                                  (expressed in thousands)

Prepaid pension costs (see Note 10)                 $ 25,937     $ 23,624
Financing costs                                       19,283         -
Deferred foreign exchange loss                          -           9,387
Investment in unconsolidated 50% owned
  deinked recycled pulp facility (see Note 2)           -           6,753
Other                                                  4,393        6,026
                                                    ________     ________
                                                    $ 49,613     $ 45,790

7.   INCOME TAXES

The credit for income taxes consists of the following:

                                            Year ended December 31
                                         1994        1993        1992
                                           (expressed in thousands)
Current
  Canada                               $  1,410    $  2,307    $(13,860)
  United States                            -         (1,750)     (7,048)
                                       ________    ________    ________
                                          1,410         557     (20,908)
                                       ________    ________    ________

Deferred
  Canada                                (13,618)    (15,223)     (4,373)
  United States                          (8,805)     (5,698)      1,102
                                       ________    ________    ________
                                        (22,423)    (20,921)     (3,271)
                                       ________    ________    ________
Total credit for income taxes          $(21,013)   $(20,364)   $(24,179)

A reconciliation of the statutory Canadian federal and provincial income taxes and the reported credit for income taxes is as follows:

                                                Year ended December 31
                                              1994        1993        1992
                                                (expressed in thousands)
Statutory Canadian federal and provincial
  credit for income taxes                   $(28,771)   $(26,669)   $(29,951)
  (Increases) decreases resulting from:
    Manufacturing and processing
      profits tax                              3,431       3,120       3,010
    Difference in tax rate for
      foreign subsidiaries                     2,260       2,042       1,809
    Large corporation tax                      1,286       1,167       1,153
    Other, net                                   781         (24)       (200)
                                            ________    ________    ________
Total credit for income taxes               $(21,013)   $(20,364)   $(24,179)


The components of deferred taxes are as follows:

                                                        December 31
                                                     1994         1993
                                                  (expressed in thousands)

Deferred tax assets
  Net operating loss carryforwards                 $ 33,375     $ 27,414
  Investment tax credit carryforwards                 8,999       16,256
  West Tacoma mill acquisition costs                  7,805         -
  Share issuance costs                                4,576         -
  Other                                               1,462        1,357
                                                   ________     ________
                                                     56,217       45,027
                                                   ________     ________

Deferred tax liabilities
  Property and equipment                            119,436      132,652
  Prepaid pension costs                              10,134        8,997
  Deferred charges                                    1,247        1,104
  Other                                               2,426        4,217
                                                   ________     ________
                                                    133,243      146,970
                                                   ________     ________
Net deferred tax liabilities                       $ 77,026     $101,943

"Other current assets" on the Balance Sheets include deferred tax assets of $717,000 at December 31, 1993. At December 31, 1994, the Company had net operating loss carryforwards for Canadian federal income tax purposes of $81,900,000 of which $46,700,000 expire in 2000, and $35,200,000 expire in
2001. It had net operating loss carryforwards for Ontario income tax purposes of $101,300,000 of which $65,900,000 expire in 2000, and $35,400,000 expire in 2001. Investment tax credit carryforwards at December 31, 1994, expire as follows: $2,120,000 in 1995, $2,924,000 in
1996, $1,587,000 in 1997, $1,483,000 in 1998, and $855,000 between 1999 and
2003.

The results of Canadian operations were included in Canadian income tax returns. The income tax benefit for losses incurred by the Canadian operations was recorded based on the anticipated ability to utilize those losses on the Canadian income tax returns. The results for the Company's U.S. operations were included in Boise Cascade's consolidated U.S. income tax returns for periods prior to September 28, 1994. Commencing on that date, the Company's wholly-owned U.S. subsidiary includes the results of operations in the United States in its U.S. income tax return. No income tax benefits were recorded, however, because of uncertainties as to the subsidiary's ability to utilize the tax losses incurred on its U.S. income tax return.

The loss before income taxes by country of origin consists of the following:

                                            Year ended December 31
                                         1994        1993        1992
                                           (expressed in thousands)

Canada                                 $(41,125)   $(38,744)   $(50,060)
United States                           (23,763)    (21,403)    (17,489)
                                       ________    ________    ________
Loss before income taxes               $(64,888)   $(60,147)   $(67,549)

8.  DEBT

Long-term debt consists of the following:

                                                       December 31
                                                    1994         1993
                                                 (expressed in thousands)

10.75% senior secured notes (US$110 million),
  due in 2001                                    $  154,301    $    -
Revolving credit borrowings, with interest
  rates averaging 4.0% in 1993                         -         145,618
Due to banks, with interest rates averaging
  4.0% in 1993                                         -          26,476
                                                 __________   __________
Total long-term debt                             $  154,301   $  172,094

The 10.75% senior secured notes were issued on October 13, 1994, pursuant to a public offering in the United States. The notes are redeemable at the option of the Company from October 15, 1999, to October 14, 2000, at 101.79% of the principal amount and at par between October 15, 2000, and the maturity date (plus, in each case, accrued interest if any). The notes are secured by the Company's facilities at Fort Frances, Ontario, and certain related contractual rights, including the Company's Forest Management Agreements that are tributary to such facility. The notes are senior in right of payment to all subordinated indebtedness of the Company. The indenture governing the notes contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and certain of its subsidiaries and impose limitations on investments, sales or transfers of assets, dividends and other payments, the creation of liens, sale-leaseback transactions, transactions with affiliates, and mergers.

At December 31, 1994, no borrowings had been made by the Company under its revolving credit agreement with a number of banks. Aggregate borrowings under the agreement are limited to the lesser of $100,000,000 or a defined amount based primarily on the level of qualifying accounts receivable and inventory that amounted to $83,975,000 at the end of 1994. Outstanding borrowings are secured by accounts receivable and inventory. The agreement permits borrowings in either Canadian or United States dollars and provides for a range of floating interest rate options. At December 31, 1994, the interest rates available ranged from 8.2% to 8.5% for borrowings in Canadian dollars and from 7.75% to 9.5% for borrowings in U.S. dollars.
The agreement expires on October 13, 1997, subject to a one-year extension by the Company with the consent of the banks, and subject to that extension, borrowings outstanding are payable at that time.

The Company may borrow up to US$50,000,000 from Boise Cascade until October 13, 1997. Borrowings may be made under the agreement with Boise Cascade when borrowings from banks under the revolving credit agreement exceed 60% of the total borrowing permitted, the amount of unencumbered cash or marketable securities is less than $12,000,000, and there is no continuing event of default. The agreement is subject to termination after October 13, 1996, if the Company achieves a defined interest coverage. Interest is payable at 3% over LIBOR. Under defined circumstances, interest payment requirements may be satisfied by issuance of junior subordinated promissory notes bearing the same interest and repayment terms as the principal borrowed under the agreement. Borrowings under this agreement, including any outstanding promissory notes, are unsecured but rank in priority to the 8% convertible subordinated debentures, and are due October 15, 2002. Earlier payment is required under some circumstances, and prepayment is permitted at any time without penalty.

The revolving credit agreement pursuant to which borrowings were outstanding at December 31, 1993, was cancelled in April 1994 and replaced with bridge financing guaranteed by Boise Cascade. Borrowings of $202,865,000 under the bridge financing, with an interest rate averaging 5.5%, were repaid with proceeds received from the initial public offerings (see Note 1).

At December 31, 1994, no payments were due on long-term debt during the years 1995 through 1999.

Deferred foreign exchange losses of $16,101,000 were charged to operations in March 1994 as a result of payment of long-term debt in April 1994 (see
Note 6). Net foreign exchange gains of $6,700,000 were recorded during the nine months subsequent to March 1994, principally as a result of exchange gains on bank bridge loans prior to their refinancing in late 1994.

9. COMMITMENTS

At December 31, 1994, outstanding purchase orders and contracts with respect to commitments for capital expenditures were $36,769,000.

Management believes that the Company met the environmental compliance standards applicable to it at December 31, 1994, and it estimates that capital expenditures required to meet known future environmental compliance standards will approximate $62,669,000 during the five-year period ending December 31, 1999. This spending is expected to consist of $40,696,000 at the Kenora mill, $19,544,000 at the Fort Frances mill, and $2,429,000 at the West Tacoma mill.

10.  RETIREMENT AND BENEFIT PLANS

Substantially all of the Company's employees are covered by pension plans. Effective November 1, 1994, the West Tacoma mill and uncoated groundwood papers and newsprint marketing and sales employees were transferred from the Boise Cascade plans in which they had previously participated to one of two separate pension plans (the "West Tacoma Plans") established for those employees.

The pension plans are noncontributory except for one plan for Canadian hourly employees that is contributory. The plans are funded and trusteed. The Company's contributions to the pension plans vary from year to year, but the Company has made at least the minimum statutory contribution required in each year. The plans provide reduced benefits for early retirement, and the plans covering Canadian hourly employees take into account offsets for governmental pension benefits.

The assumptions used in the calculations of pension expense and plan obligations are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. Effective December 31, 1994, the discount rate for the Canadian plans was increased to 9.25% from the 8.25% rate that was adopted at December 31, 1992. The salary escalation assumption used for these plans remained at 5.5%, compared with the 6.5% rate used prior to year-end 1993. The asset return assumption used during the periods presented was 10%. A discount rate of 8.25% was adopted for the West Tacoma Plans at December 31, 1994, along with salary escalation and asset return assumptions of 5% and 9.75%.

The components of net pension expense for the plans are as follows:

                                            Year ended December 31
                                         1994        1993        1992
                                           (expressed in thousands)

Benefits earned by employees           $  3,408    $  3,151    $  2,916
Interest cost on projected benefit
  obligation                             14,290      13,114      12,379
Earnings from plan assets                (1,451)    (38,469)     (9,102)
Net amortization and deferral           (15,149)     24,010      (5,033)
                                       ________    ________    ________
Total pension expense                  $  1,098    $  1,806    $  1,160

"Net amortization and deferral" in the table on the previous page consists of the net effect of amortization of previously unrecognized past service costs, the difference between actual return on plan assets and the actuarially expected return on plan assets, the amortization of unrecognized net gains or losses from previous periods, and recognition of a portion of the unrecognized transitional asset.

The following table sets forth the funding status of the pension plans along with the amounts recorded on the Balance Sheets with respect to those plans. The amounts shown at December 31, 1994, include the West Tacoma Plans.

                                                        December 31
                                                    1994          1993
                                                 (expressed in thousands)

Actuarial present value of benefit obligation
  Vested benefits                                $ (137,951)   $ (129,715)
  Nonvested benefits                                (13,519)      (11,902)
                                                 __________    __________
Accumulated benefit obligation                     (151,470)     (141,617)
Provision for salary escalation                     (31,668)      (26,335)
                                                 __________    __________
Projected benefit obligation                       (183,138)     (167,952)
Plan assets at fair value, primarily
  common stock and fixed-income securities          187,247       181,174
                                                 __________    __________
Plan assets greater than projected
  benefit obligation                                  4,109        13,222
Unrecognized items                                   21,828        10,402
                                                 __________    __________
Prepaid pension costs                            $   25,937    $   23,624

"Unrecognized items" in the table consists of the sum of the unamortized portion of the transitional asset, unamortized net gains and losses arising from differences between the actual return on plan assets and the actuarially expected return on plan assets, and unamortized past service costs.

Boise Cascade realized pension income of $264,000 during the first ten months of 1994 for West Tacoma mill employees and uncoated groundwood and newsprint marketing and sales employees. On November 1, 1994, these employees were transferred to the new West Tacoma Plans. The estimated fair market value of the assets applicable to salaried employees exceeded the projected benefit obligation at November 1, 1994, by $486,000. The projected benefit obligation applicable to hourly employees exceeded the fair market value of assets by $2,313,000. The assets were not transferred to the new plans until early 1995, and accordingly, the fair market value of assets in the preceding table includes a receivable of $10,304,000 representing amounts due from Boise Cascade pension plans. In 1993, Boise Cascade's pension expense for these employees was $32,000, compared with pension income of $34,000 for 1992.

11. CONVERTIBLE SUBORDINATED DEBENTURES

On October 13, 1994, the Company completed the sale of $210,000,000 of 8% convertible subordinated debentures due October 15, 2004, as a part of a public offering (see Note 1). The debentures are convertible by the holders any time prior to redemption or maturity into 5.7971 common shares for each debenture, representing a conversion price of $17.25 per common share. The debentures are not redeemable prior to October 15, 1997. From October 15, 1997, up to and including October 14, 1999, the debentures are redeemable at par plus accrued and unpaid interest, providing that the average closing price of the Company's common shares on The Toronto Stock Exchange exceeds $21.5625 during a specified period prior to the delivery of the notice of redemption. The Company has the option, subject to regulatory approval and absent an event of default, of repaying the debentures upon redemption or at maturity in common shares of the Company. The debentures are unsecured and are subordinate in right of payment to liabilities of the Company for borrowed money, the deferred purchase price of assets or services, and trade debts.

12. SHARE CAPITAL

Authorized Share Capital. The Company's authorized share capital consists of an unlimited number of common shares, 10,000,000 non-voting equity shares, and an unlimited number of preference shares issuable in series.

Issued and Outstanding Capital. Issued and outstanding capital consists of the following:

                                                      December 31
                                                  1994          1993
                                               (expressed in thousands)

Common shares (27,450,980 in 1994
  and 20,704,000 in 1993)                       $210,809      $ 14,489
Non-voting equity shares (7,253,020 in 1994)       5,077          -
                                                ________      ________
Total share capital                             $215,886      $ 14,489

All of the common shares outstanding were owned by Boise Cascade through October 12, 1994. On October 4, 1994, a share split of approximately 262-for-one occurred which increased common shares outstanding from 79,000 to 20,704,000. On October 14, 1994, Boise Cascade converted 7,253,020 of its common shares to non-voting equity shares. These non-voting shares are convertible by Boise Cascade on a one-to-one basis into common shares following the issuance of common shares by the Company, providing that the number of non-voting equity shares converted may not exceed the number of common shares being issued by the Company. In addition, the non-voting equity shares will be automatically converted upon a transfer from Boise Cascade to another holder who is not affiliated with Boise Cascade. No dividend or other distribution may be declared or paid on the common or non-voting equity shares without an equal dividend or other distribution being declared and paid on the non-voting equity or common shares as the case may be.

On October 13, 1994, the Company completed the sale of 14,000,000 of its common shares at $15 per share in a public offering (see Note 1). Share issuance costs of $13,179,000, net of related tax benefits of $4,576,000, were recorded as a reduction in share capital. Following that sale, Boise Cascade held 49% of the Company's common shares (33.9% assuming conversion of the 8% convertible subordinated debentures). Boise Cascade has agreed not to purchase or otherwise acquire any of the Company's voting securities prior to October 13, 1995, if that acquisition would result in Boise Cascade owning 50% or more of the Company's outstanding voting securities.

The Company's "Equity invested" for 1994 includes a reduction of $159,516,000 resulting primarily from the purchase of the West Tacoma mill, including the recycled deinked pulp facility, and repayment of certain advances from Boise Cascade. The cost of the West Tacoma acquisition was reflected as a reduction in equity because the net assets of that mill were previously included in the financial statements pursuant to a method which was similar to the pooling of interest accounting method. A contribution to equity of $83,042,000 resulted from consolidation of the deinked recycled pulp facility following Boise Cascade's purchase of a 50% interest in that facility that was held by a third party.

The Company's ability to declare and pay dividends is restricted by covenants in certain credit agreements. Under the most restrictive of these covenants, which is contained in the indenture for the 10.75% senior secured notes, the payment of dividends is subject to various conditions and the amount of restricted payments. The restricted payments, which are defined to include cash dividends, are limited to the sum of (i) 50% of consolidated net income accrued since September 30, 1994, (minus 100% of any consolidated net losses), (ii) the net cash proceeds received by the Company after completion of the public offering described in Note 1 from any subsequent sale of its capital shares, and (iii) an amount equal to the net reduction in certain investments (as defined) after October 1, 1994, and minus (iv) the aggregate amount of certain permitted investments (as defined). At December 31, 1994, the Company's available margin was negative in the amount of $3,316,000.

In April 1994, the Company established a stock option plan for directors, executive officers, and other employees. The aggregate common shares reserved for issuance under the plan is not to exceed 1.5 million shares. During 1994, options covering 227,259 common shares were granted at an exercise price of $15 per share. In general, one-third of the options vest on the first, second, and third anniversaries of the date of grant and are exercisable for a maximum period of ten years from the date of grant.

13. RELATED PARTY TRANSACTIONS

A series of continuing agreements between the Company and Boise Cascade for varying periods became effective prior to or upon completion of the public offerings. The agreements included the following:

     - an agreement with an initial term of ten years pursuant to which the Company will receive a brokerage discount of between 3% and 5% (declining to 3% by 1999) of the net selling price of newsprint produced at Boise Cascade's mill located at DeRidder, Louisiana, and resold by the Company to its customers;

     - an agreement whereby Boise Cascade will provide up to US$50,000,000 under an unsecured line of credit that will be available under certain circumstances (see Note 8);

     - an agreement with an initial term of ten years whereby the Company will continue to sell market pulp produced at its mill at Fort Frances, Ontario, to Boise Cascade's mill at International Falls, Minnesota, at a price based on a formula which discounts a market price indicator by a number of factors to recognize, among other things, savings obtained by the Company in delivering the pulp to a single adjacent customer;

     - certain other agreements formalizing relationships between the Company's Fort Frances mill and Boise Cascade's mill at
        International Falls that address, among other things, sales and exchanges of goods and services;

     - an agreement with an initial term of ten years whereby Boise Cascade will sell, at an approximate market price, a monthly amount of wood chips to the Company's West Tacoma mill. In addition, Boise Cascade will use its best efforts to negotiate, on terms specified by the Company, supply agreements with third parties for additional wood chips and hog fuel for that mill;

     -  an agreement related to the administration of tax matters; and

     - an agreement whereby Boise Cascade will provide certain administrative and financial services for a fee.

The terms and conditions of each of the agreements is subject to change in accordance with the provisions of the applicable agreement.

The revenues and costs attributable to these contracts during 1994 are as follows (expressed in thousands):

Sales
   Manufactured products                         $ 21,812
   Brokered products                               54,926
Cost of products sold
   Manufactured products                            9,003
   Brokered products                               52,374
Purchases                                           6,709
Administrative services                             6,057

The costs allocated and other intercompany transactions related to advances from Boise Cascade for the Canadian operations prior to implementation of the continuing agreements discussed at the beginning of this note were as follows:

                                   Primarily for
                                  the Period from
                                  January 1, 1994         Year ended
                                      through            December 31
                                  October 12, 1994     1993        1992
                                           (expressed in thousands)

Sales                                 $(41,122)      $(48,099)   $(49,289)
Sales commissions                        7,999         10,320      10,372
Purchases                                5,893          9,282       7,704
Management fees                          4,303          5,210       5,077
Research and development costs           1,844          2,272       2,203
Organization                             5,190           -           -
Cash transfers and other, net              461         32,410      25,431
                                      ________       ________    ________
                                       (15,432)        11,395       1,498
Advances from Boise Cascade
  Beginning of year                     15,432          4,037       2,539
                                      ________       ________    ________
  End of year                         $   -          $ 15,432    $  4,037

The Company's sales to Boise Cascade were comprised primarily of sales of pulp from the mill at Fort Frances, Ontario, to Boise Cascade's mill at International Falls, Minnesota. The allocation of Boise Cascade costs to the Company's Canadian operations was based on methods that management believes were reasonable.

Boise Cascade charged or credited intercompany interest on the outstanding balance of the advance from Boise Cascade based on prime interest rates plus one percent. Net interest charged was $314,000 for the period from January 1, 1994, through October 12, 1994, and $252,000 and $135,000 for the years ended December 31, 1993 and 1992.

Boise Cascade did not allocate corporate and other overhead costs to the Company with respect to the operation of the West Tacoma mill. Management believes that a reasonable estimate of the allocation of such costs to the West Tacoma mill would have approximated $2,902,000 for the period from January 1, 1994, through October 12, 1994, and $3,923,000 and $3,711,000 for the years ended December 31, 1993 and 1992.

Included in "Intercompany payable to Boise Cascade Corporation and other" on the Statements of Owners' Equity are purchases of $6,735,000 for the period from January 1, 1994, through October 12, 1994, and $6,822,000 and $6,605,000 for the years ended December 31, 1993 and 1992. These purchases consisted primarily of wood chips priced at an estimated fair market value.

Prior to October 13, 1994, the Company sold most of its U.S. dollar denominated trade receivables to Boise Cascade at the end of each month. Boise Cascade assumed the credit risk associated with the collection of the sold receivables. The balances transferred are reflected on the Balance Sheets as "Accounts receivable -- Boise Cascade Corporation and affiliated companies." Commencing October 13, 1994, the Company retained the receivables previously sold to Boise Cascade and is responsible for their collection.

The costs incurred by the Company pursuant to applicable related party agreements that were put into place in connection with the Company's public offerings will differ from the cost of services previously provided by Boise Cascade and from allocated costs and estimated allocations due to differences in scale, organizational structure, management structure, and other factors.

14. SEGMENT INFORMATION

An analysis of operations by geographic area is as follows:

                                          Year ended December 31
                                       1994        1993        1992
                                         (expressed in thousands)

Sales from
  Canada                             $410,882    $367,964    $351,833
  United States                       140,697      79,665      73,400
                                     ________    ________    ________
                                     $551,579    $447,629    $425,233

Loss before income taxes
  Canada                             $(16,928)   $(24,211)   $(43,012)
  United States                       (24,019)    (22,430)    (17,157)
Interest expense                      (17,008)     (6,894)     (5,970)
Corporate and other                    (6,933)     (6,612)     (1,410)
                                     ________    ________    ________
                                     $(64,888)   $(60,147)   $(67,549)

Depreciation
  Canada                             $ 32,795    $ 34,157    $ 32,592
  United States                         9,235       5,681       4,591
                                     ________    ________    ________
                                     $ 42,030    $ 39,838    $ 37,183

Capital expenditures (including
  purchase of deinked facility)
  Canada                             $ 86,434    $ 45,432    $ 34,604
  United States                       100,865      17,410      10,320
                                     ________    ________    ________
                                     $187,299    $ 62,842    $ 44,924

Assets
  Canada                             $690,702    $610,202    $607,469
  United States                       302,030      99,388      77,645
                                     ________    ________    ________
                                     $992,732    $709,590    $685,114

No single unaffiliated customer accounts for more than ten percent of consolidated sales. Export sales to unaffiliated companies in the United States were $308,136,000, $282,383,000, and $268,679,000 for the years ended December 31, 1994, 1993, and 1992.

15.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which except as is discussed below, are not materially different than generally accepted accounting principles in the United States ("U.S. GAAP").

Postretirement benefits other than pensions. The cost of postretirement benefits other than pensions is recorded at the time such costs are paid pursuant to Canadian GAAP. Such costs are required to be accrued over the working lives of active employees pursuant to U.S. GAAP.

The application of U.S. GAAP at January 1, 1992, which was the date the requirement was first adopted by Boise Cascade, would have increased "Other long-term liabilities" at December 31, 1994 and 1993, by $4,175,000 and $5,680,000.

In determining these changes, discount rates of 9.25% for Canadian plans and 8.25% for U.S. plans were adopted effective at December 31, 1994, compared with discount rates of 8.25% and 7.5% that were adopted effective at December 31, 1993. Postretirement benefits other than pensions at December 31, 1994, are fixed and not affected by the medical care trend rate.

The accrued postretirement obligation for benefits other than pensions would have been as follows:

                                                  December 31
                                              1994         1993
                                           (expressed in thousands)

Retirees                                    $  1,350     $  2,540
Fully eligible active employees                 -           1,110
Other active employees                         1,880        1,950
                                            ________     ________
Accumulated postretirement health care
  benefit obligation                           3,230        5,600
Unrecognized items                               945           80
                                            ________     ________
Accrued postretirement health care
  benefit obligation                        $  4,175     $  5,680

The Company has not funded any of the accrued postretirement health care benefit obligation.

Postemployment benefits. Severance, disability, and other benefits provided to former or inactive employees that are required to be accrued by U.S. GAAP are immaterial.

Convertible subordinated debentures. The Company's 8% convertible subordinated debentures would be classified as long-term debt pursuant to U.S. GAAP.

Other disclosures required by U.S. GAAP are as follows:

Cash flows. Cash paid for interest and refunds for income taxes are as follows:

                                             Year ended December 31
                                           1994        1993        1992
                                             (expressed in thousands)

Interest, net of amounts capitalized    $  10,100   $   6,846   $   5,924
Income tax refunds, net                     9,218      12,709      25,248

Rental expense. Rental expense for operating and month-to-month leases amounted to $3,882,000, $4,486,000, and $3,758,000 for the years ended
December 31, 1994, 1993, and 1992.

Fair value of financial instruments. Cash and short-term investments, long-term debt and convertible subordinated debentures had fair values at December 31, 1994, that approximated their carrying amounts.

Accounts payable and accrued liabilities. The major components of "Accounts payable and accrued liabilities" on the Balance Sheets are as follows:

                                                 December 31
                                              1994         1993
                                          (expressed in thousands)

Accounts payable                            $ 55,870     $ 43,766
Accrued compensation and benefits             15,164       16,224
Interest                                       7,250          342
Other                                         11,858        5,135
                                            ________     ________
                                            $ 90,142     $ 65,467

Reconciliation of net loss. The primary differences in net loss, as determined in accordance with Canadian GAAP and that which would be reported pursuant to U.S. GAAP, are as follows:

                                                    Year ended December 31
                                                 1994        1993        1992
                                                   (expressed in thousands)

Loss before income taxes as reported           $(64,888)   $(60,147)   $(67,549)
Foreign exchange deferrals (1)                    9,387      (1,898)     (7,673)
Recognition of investment tax credits (2)        (2,073)     (2,126)     (2,158)
Estimated cost of services provided and
  costs paid by Boise Cascade for the
  West Tacoma mill (3)                           (2,902)     (3,923)     (3,711)
                                               ________    ________    ________
Loss before income taxes in
  accordance with U.S. GAAP                     (60,476)    (68,094)    (81,091)
                                               ________    ________    ________
Credit for income taxes in accordance
  with Canadian GAAP                             21,013      20,364      24,179
Additional income tax (expense) credit
  related to adjustments to arrive at
  U.S. GAAP                                      (1,588)      2,968       5,192
Change in statutory tax rates (4)                 2,911       6,423        -
                                               ________    ________    ________
Net loss in accordance with U.S. GAAP before
  cumulative effect of accounting changes       (38,140)    (38,339)    (51,720)
Cumulative credit attributable to accounting
  change for income taxes (4)                      -         13,675        -
Cumulative expense of accounting change for
  postretirement benefits other than pensions,
  net of income taxes (5)                          -           -         (3,105)
                                               ________    ________    ________
Net loss in accordance with U.S. GAAP          $(38,140)   $(24,664)   $(54,825)

Net loss per share in accordance with
  U.S. GAAP                                      $(1.58)     $(1.19)     $(2.65)

Reconciliation of balance sheets. The primary differences reflected on the Balance Sheets, as determined in accordance with Canadian GAAP and that which would be reported pursuant to U.S. GAAP, are as follows:

                                  Canadian    Investment         U.S.
                                    GAAP      Tax Credits(2)      GAAP
                                        (expressed in thousands)

December 31, 1994
  Property and equipment          $1,182,658    $   36,894    $1,219,552
  Accumulated depreciation          (474,481)      (23,481)     (497,962)
                                  __________    __________    __________
  Net property and equipment      $  708,177    $   13,413    $  721,590

December 31, 1993
  Property and equipment          $  988,819    $   42,021    $1,030,840
  Accumulated depreciation          (432,762)      (21,409)     (454,171)
                                  __________    __________    __________
  Net property and equipment      $  556,057    $   20,612    $  576,669

                                                            December 31
                                                        1994           1993
                                                      (expressed in thousands)

Net deferred tax liabilities
  Canadian GAAP (Note 7)                             $   77,026     $  101,943
  Tax effect of adjustments to arrive at
    U.S. GAAP
      Foreign exchange deferrals (1)                       -            (3,578)
      Recognition of investment tax credits (2)           7,848          8,580
      Estimated cost of services provided and
        costs paid by Boise Cascade for the
        West Tacoma mill (3)                               -           (11,055)
      Accounting change for income taxes,
        including changes in statutory tax rates (4)    (23,009)       (20,098)
      Accounting change for postretirement benefits
        other than pensions (5)                          (1,505)        (1,903)
                                                     __________     __________
  U.S. GAAP                                          $   60,360     $   73,889

                                                              December 31
                                                          1994           1993
                                                       (expressed in thousands)

Owners' equity
  Canadian GAAP                                        $  428,081     $  347,905
  Effect of adjustments to arrive at U.S. GAAP
    Foreign exchange deferrals (1)                           -            (5,809)
    Recognition of investment tax credits (2)               9,207         10,548
    Estimated cost of services provided and costs paid
      by Boise Cascade for the West Tacoma mill (3)          -           (17,048)
    Accounting change for income taxes,
      including changes in statutory tax rates (4)         23,009         20,098
    Accounting change for postretirement benefits
      other than pensions (5)                              (2,670)        (3,105)
                                                       __________     __________
  U.S. GAAP                                            $  457,627     $  352,589

(1) Exchange gains and losses are required to be recognized as incurred pursuant to U.S. GAAP. Early in 1994, a remaining unamortized deferral for Canadian GAAP purposes, which would have previously been expensed pursuant to U.S. GAAP, was written off in connection with the Company's refinancing.
(2) Under Canadian GAAP, the application of investment tax credits as a reduction in the depreciable basis of property and equipment resulted in a reduction in depreciation expense. For U.S. GAAP purposes, the Company elected to record the investment tax credits as a reduction of income tax expense in the year the assets were placed in service.
(3) Certain related party services provided are required to be estimated under U.S. GAAP if such costs have not been previously allocated (see
    Note 13). For purposes of the reconciliation of deferred taxes and owners' equity, these costs were assumed to have begun in 1988.
(4) At the beginning of 1993, U.S. GAAP applicable to accounting for and reporting of income taxes was changed. In particular, deferred taxes were required to reflect changes in statutory tax rates. These adjustments reflect the initial adoption of that standard and the effect of subsequent decreases in the Canadian federal and provincial statutory tax rates.
(5) Under Canadian GAAP such benefits are recorded as such services are provided. The accrual of the cost of ongoing postretirement benefits other than pensions is not significantly different than cash payments made for such benefits.